============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    -----------------------------------

                               SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


                                    AND

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                  ----------------------------------------

                             PLASMA-THERM, INC.
                             ------------------
                         (Name of Subject Company)

                         OERLIKON-BUHRLE HOLDING AG
                         OERLIKON-BUHRLE USA, INC.
                         VOLCANO ACQUISITION CORP.
                         -------------------------
                                 (Bidders)

                        COMMON STOCK, $.01 PAR VALUE
                        ----------------------------
                       (Title of Class of Securities)

                                 727900102
                                 ---------
                       (CUSIP Number of Common Stock)

                          ALLEN I. ISAACSON, P.C.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
=============================================================================

                            CUSIP No. 727900102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OERLIKON-BUHRLE HOLDING AG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19%

14  TYPE OF REPORTING PERSON

    CO

                            CUSIP No. 727900102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OERLIKON-BUHRLE USA, INC.                               95-2549713

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19%

14  TYPE OF REPORTING PERSON

    CO

                            CUSIP No. 727900102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VOLCANO ACQUISITION CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19%

14  TYPE OF REPORTING PERSON

    CO

* Pursuant to a Tender and Voting Agreement dated as of December 20, 1999 among Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent"), Volcano Acquisition Corp., a Florida corporation and a wholly owned subsidiary of Parent ("Offeror") and each of the persons listed on Schedule A thereto (each a "Major Shareholder"), each Major Shareholder has appointed irrevocably Parent and Offeror as his proxy to vote in favor of the Merger Agreement dated as of December 20, 1999 among Parent, Offeror and Plasma-Therm, Inc., a Florida corporation (the "Company"), and the merger of the Company with and into the Offeror.

          This Amendment No. 1 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed on December 27, 1999 (the "Schedule 14D-1") by Volcano Acquisition Corp., a Florida corporation ("Offeror") and a direct wholly-owned subsidiary of Oerlikon-Buhrle
USA, Inc., a Delaware corporation ("Parent") and a direct wholly-owned subsidiary of Oerlikon-Buhrle Holding AG, a company organized under the laws of Switzerland ("OBH"). The Schedule 14D-1 relates to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Plasma-Therm, Inc., a Florida corporation (the "Company"), at a purchase price of $12.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and otherwise not defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 1 to Schedule 14D-1 also constitutes Amendment No. 1 to the statement on Schedule 13D of Offeror, Parent and OBH, filed on December 30, 1999.

ITEM 10. ADDITIONAL INFORMATION.

          Item 10(f) is hereby supplemented and amended by adding thereto the following statements:

          On January 25, 2000, OBH issued a press release announcing that the Offer has been extended to 12:00 midnight, New York City time, on January 27, 2000, unless extended further. The press release is filed as Exhibit (a)(10) hereto and is hereby incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby supplemented and amended by adding thereto the following:

          (a)(10) Press Release issued by OBH on January 25, 2000.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 27, 2000

                                        OERLIKON-BUHRLE HOLDING AG


                                        By: /s/ Thomas Emch
                                           --------------------------------
                                           Name:     Thomas Emch
                                           Title:    General Counsel



                                        OERLIKON-BUHRLE USA, INC.


                                        By: /s/ Beat Baumgartner
                                           --------------------------------
                                           Name:     Beat Baumgartner
                                           Title:    Chairman and President


                                        VOLCANO ACQUISITION CORP.


                                        By: /s/ Peter Ruof
                                           --------------------------------
                                            Name:     Peter Ruof
                                            Title:    Secretary

                               EXHIBIT INDEX



 EXHIBIT                           DESCRIPTION NO.
---------   ---------------------------------------------------------

*(a)(l)     Offer to Purchase, dated December 27, 1999

*(a)(2)     Letter of Transmittal

*(a)(3)     Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees

*(a)(4)     Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees
            to Clients

*(a)(5)     Notice of Guaranteed Delivery

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(7)     Summary Announcement, dated December 27, 1999

*(a)(8)     Joint Press Release, dated December 20, 1999

*(a)(9)     Press Release issued by OBH on December 20, 1999

(a)(10)     Press Release issued by OBH on January 25, 2000

*(c)(1) Agreement and Plan of Merger dated as of December 20, 1999, among Parent, Offeror and the Company

*(c)(2) Form of Amendment to Employment Agreement between the Company and certain named Executive Officers

*(c)(3) Confidentiality Agreement, between Parent and the Company, dated as of September 1, 1999

*(c)(4) Termination, Noncompetition and Mutual Release Agreement, between the Company and Ronald S. Deferrari, dated
            December 20, 1999

*(c)(5) Tender and Voting Agreement, among Parent, Offeror and the Shareholders Listed on Schedule A thereto, dated as of December 20, 1999


*Previously filed.